FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding supplemental circular and supplemental  notice  of  2016 annual general meeting of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on May 27, 2017.

THIS SUPPLEMENTAL CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION
If you are in any doubt as to any aspect of this supplemental circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this supplemental circular and the circular, the form of proxy and the reply slip sent to shareholders by the Company on 28 April 2017 to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

ong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this supplemental circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this supplemental circular.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

THE SUPPLEMENTAL CIRCULAR TO THE CIRCULAR TO SHAREHOLDERS DATED 28 APRIL 2017 RELATING TO THE ADDITIONAL PROPOSAL TO ELECT MR. ZHANG XIANZHI AS THE INDEPENDENT NON-EXECUTIVE DIRECTOR OF THE NINTH SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY AND SUPPLEMENTAL NOTICE OF 2016 ANNUAL GENERAL MEETING

This supplemental circular should be read in conjunction with the First Circular of the Company dated 28 April 2017.

A notice of the 2016 Annual General Meeting to be held at the headquarters of the Company of Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC, at 9:00 a.m. on 13 June 2017 is set out in the First Circular. A supplemental notice of the 2016 Annual General Meeting dated 27 May 2017 is set out on pages 6 to 11 of this supplemental circular.

The additional resolution will be presented at the Annual General Meeting, the details of which are set out in the supplemental circular. Second proxy form for the Annual General Meeting which contains (among others) the additional resolution to be proposed at Annual General Meeting are enclosed herewith and also published on the website of the Hong Kong Stock Exchange (www.hkexnews.hk). The second proxy form for the Annual General Meeting enclosed herewith shall supersede the proxy form for the Annual General Meeting enclosed in the First Circular. Shareholders who intend to appoint a proxy to attend the Annual General Meeting shall complete the enclosed second proxy form(s) for the Annual General Meeting in accordance with the instructions printed thereon and return the same not less than 24 hours before the time fixed for holding the Annual General Meeting (i.e. before 9:00 a.m. on 12 June 2017) or any adjournment thereof (as the case may be). Completion and return of the second proxy form(s) for the Annual General Meeting will not preclude you from attending the Annual General Meeting and voting in person if you so wish.
27 May 2017

CONTENTS

		Page

Definitions		1

Letter from the Board		2

1.	Introduction	2

2.	Additional Proposal regarding the Election of Mr. Zhang Xianzhi as the independent non-executive director of the Ninth Session of the Board of Directors of the Company	3

3.	Responsibility Statement	4

4.	Recommendation	4

Supplemental Notice of the 2016 Annual General Meeting		6

- i -

DEFINITIONS

Unless the context requires otherwise, all terms and expressions in the supplemental circular and the First Circular shall have the same meanings. In addition, in this supplemental circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“Company”	Huaneng Power International, Inc.

“Company Law”	the Company Law of the PRC

“Directors”	the directors of the Company

“First Circular”	the circular issued by the Company to its Shareholders on 28 April 2017

“General Meeting” or “Annual General Meeting”
the 2016 annual general meeting of the Company to be held at 9:00 a.m. on 13 June 2017 at Conference Room A102, the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC to consider and, if thought fit, approve the matters referred to in the First Circular and this supplemental circular

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Latest Practicable Date”	25 May 2017, being the latest practicable date prior to the printing of this supplemental circular for ascertaining certain information contained herein

“PRC” or “China”	the People’s Republic of China

LETTER FROM THE BOARD

(Stock Code: 902)

Directors: Cao Peixi Guo Junming Liu Guoyue Fan Xiaxia Li Shiqi Huang Jian Mi Dabin Guo Hongbo Zhu Yousheng Li Song	Legal Address: Huaneng Building 6 Fuxingmennei Street Xicheng District Beijing 100031 PRC
Independent Non-executive Directors: Li Zhensheng Yue Heng Geng Jianxin Xia Qing Xu Mengzhou
27 May 2017

To the Shareholders

Dear Sir or Madam,

ADDITIONAL PROPOSAL REGARDING THE ELECTION OF MR. ZHANG XIANZHI AS THE INDEPENDENT NON-EXECUTIVE DIRECTOR OF THE NINTH SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY

1.	INTRODUCTION

Reference is made to the notice of the 2016 Annual General Meeting published by the Company on 28 April 2017. The Annual General Meeting will be held by the Company at Conference Room A102, the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC on 13 June 2017 at 9:00 a.m.. This supplemental circular should be read in conjunction with the First Circular.

LETTER FROM THE BOARD

Pursuant to the applicable provisions of the Company Law of the People’s Republic of China, the Rules Governing the General Meetings of Listed Companies, etc., shareholder(s) holding more than 3% of the total number of the issued shares of the listed company, whether alone or in aggregate with other shareholder(s), is/are entitled to submit additional proposal(s) at general meeting prior to the convening of such meeting according to law. The Board of Directors of the Company received a letter regarding the inclusion of an additional proposal at the Annual General Meeting of Huaneng Power International, Inc. from Huaneng International Power Development Corporation (holding 33.33% equity interest in the Company), nominating Mr. Zhang Xianzhi to be the candidate for the independent non-executive director of the ninth session of the Company, such that the “Proposal regarding the election of Mr. Zhang Xianzhi as  the independent non-executive director of the Ninth Session of the Company” will be included as an additional proposal for consideration and approval at the Annual General Meeting of the Company.

Pursuant to the applicable laws and regulations and the provisions of the Articles of Association, the Board of Directors shall submit the additional proposal, which being an ordinary resolution, for consideration and approval at the Annual General Meeting of the Company. In addition, given that Mr. Geng Jianxin has recently submitted to the Company a “letter requesting for withdrawal of his qualification to be the candidate for independent director”, Mr. Geng Jianxin indicated that due to personal reason, he would not participate in the election of the independent director of the Ninth Session of the Board of Directors of Huaneng Power International, Inc. and applied for withdrawal of his qualification to be candidate for independent director of the Ninth Session of the Board of Directors from the general meeting. Mr. Geng has no disagreement with the Board of Directors of the Company and there was no other matter relating to his withdrawal of the candidate for independent non-executive director that needs to be brought to the attention of shareholders. As such, the sub-resolution to consider and approve the appointment of Mr. Geng Jianxin as the independent non-executive director of the Ninth Session of the Board of Directors of the Company will not be submitted for consideration and approval at the Annual General Meeting.

Save for the amendments to the proposals at the Annual General Meeting as mentioned above, the other proposals, including the place, date and time of convening the Annual General Meeting of the Company and matters regarding the record date shall remain unchanged.

2.	ADDITIONAL PROPOSAL REGARDING THE ELECTION OF MR. ZHANG XIANZHI AS THE INDEPENDENT NON-EXECUTIVE DIRECTOR OF THE NINTH SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY

Pursuant to the applicable laws and regulations and the provisions of the Articles of Association, the Company shall submit the resolution regarding the election of Mr. Zhang Xianzhi as the independent non- executive Director of the Ninth Session of the Board of Directors of the Company requested by Huaneng International Power Development Corporation as an additional resolution for approval and consideration at the Annual General Meeting.

LETTER FROM THE BOARD

Set out below is the biographical details of Mr. Zhang Xianzhi:

Independent Non-executive Director

Zhang Xianzhi, aged 60, is currently a professor and a doctoral supervisor of Dongbei University of Finance and Economics. He is serving concurrently as independent director at CGN Nuclear Technology Development Co., Ltd., Dalian Zhiyun Automation Co., Ltd., Yingkou Port Liability Co., Ltd. and Dalian Tianbao Green Foods Co., Ltd.. Mr. Zhang was formerly an accountant of Dalian City Transportation Bureau, a researcher of Dalian Economic Commission, professor and vice dean of the accounting school of Dongbei University of Finance and Economics, and director of Sino-German Management and Control Research Centre, etc.. He graduated from Dongbei University of Finance and Economics with a major in industrial economics and holds a doctorate degree.

The Company proposes to appoint Mr. Zhang as the independent non-executive Director for a term of three years. The pre-tax annual director’s fee of Mr. Zhang will be RMB74,000. Mr. Zhang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, (Chapter 571 of the laws of Hong Kong).

In addition, there is no other information in relation to Mr. Zhang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

3.	RESPONSIBILITY STATEMENT

This supplemental circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, (i) the information contained in this supplemental circular is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this supplemental circular misleading; and (iii) all opinions expressed in this supplemental circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

4.	RECOMMENDATION

Each of the candidates for the independent non-executive Directors has confirmed that he/she has fulfilled the independent factors as stipulated in Rule 3.13 of the Hong Kong Listing Rules. The Company considered that each candidate for the independent non-executive Directors is independent pursuant to the guidelines on independence under the Hong Kong Listing Rules.

LETTER FROM THE BOARD

The Directors consider that the proposed ordinary resolutions on the election of the new session of the Board of Directors of the Company and the election of the new session of the Supervisory Committee of the Company are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all Shareholders vote in favour the resolutions to be proposed at the Annual General Meeting as set out in the supplemental notice of the Annual General Meeting.

Yours faithfully
By order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

SUPPLEMENTAL NOTICE OF THE 2016 ANNUAL GENERAL MEETING

(Stock Code: 902)

SUPPLEMENTAL NOTICE OF 2016 ANNUAL GENERAL MEETING

Reference is made to the notice (the “Notice of the Annual General Meeting”) of the 2016 annual general meeting (the “Annual General Meeting” or “General Meeting”) issued on 28 April 2017 of Huaneng Power International, Inc. (the “Company”) for convening the Annual General Meeting to be held at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China on 13 June 2017 at 9:00 a.m. for considering and approving, if thought fit, the resolutions set out in the Notice of the Annual General Meeting.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held and the following resolutions will be considered:

ORDINARY RESOLUTIONS

1.	To consider and approve the working report from the Board of Directors of the Company for 2016

2.	To consider and approve the working report from the Supervisory Committee of the Company for 2016

3.	To consider and approve the audited financial statements of the Company for 2016

4.	To consider and approve the profit distribution plan of the Company for 2016 (Note 1)

5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2017 (Note 2)

SPECIAL RESOLUTIONS

6.	To consider and approve the proposal regarding the issue of short-term debentures by the Company (Note 3)

7.	To consider and approve the proposal regarding the issue of super short-term debentures by the Company (Note 3)

8.	To consider and approve the proposal regarding the issue of debt financing instruments (by way of non-public placement) (Note 3)

SUPPLEMENTAL NOTICE OF THE 2016 ANNUAL GENERAL MEETING

9.	To consider and approve the proposal regarding the granting of the general mandate of issue domestic and/or overseas debt financing instruments (Note 3)

10.	To consider and approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares (Note 3)

ORDINARY RESOLUTIONS

11.	To consider and approve the proposal regarding the election of the new session of the Board of Directors of the Company (Note 3)

11.01	To elect Mr. CAO Peixi as the Executive Director of the Ninth Session of the Board of Directors of the Company

11.02	To elect Mr. GUO Junming as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.03	To elect Mr. LIU Guoyue as the Executive Director of the Ninth Session of the Board of Directors of the Company

11.04	To elect Mr. FAN Xiaxia as the Executive Director of the Ninth Session of the Board of Directors of the Company

11.05	To elect Mr. HUANG Jian as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.06	To elect Mr. WANG Yongxiang as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.07	To elect Mr. MI Dabin as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.08	To elect Mr. GUO Hongbo as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.09	To elect Mr. CHENG Heng as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

SUPPLEMENTAL NOTICE OF THE 2016 ANNUAL GENERAL MEETING

11.10	To elect Mr. LIN Chong as the Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.11	To elect Mr. YUE Heng as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.12	Resolution withdrawn

11.13	To elect Mr. XU Mengzhou as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.14	To elect Mr. LIU Jizhen as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.15	To elect Mr. XU Haifeng as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company

11.16	To elect Mr. ZHANG Xianzhi as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company

12.	To consider and approve the proposal regarding the election of the new session of the Supervisory Committee of the Company (Note 3)

12.01	To elect Mr. YE Xiangdong as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company

12.02	To elect Mr. MU Xuan as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company

12.03	To elect Mr. ZHANG Mengjiao as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company

12.04	To elect Mr. GU Jianguo as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

SUPPLEMENTAL NOTICE OF THE 2016 ANNUAL GENERAL MEETING

As at the date of this notice, the directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director	Geng Jianxin (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xia Qing (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Huang Jian (Non-executive Director)
Mi Dabin (Non-executive Director
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC
27 May 2017

Notes:

1.	The profit distribution plan of the Company for 2016

As per the annual financial statements audited by KPMG Huazhen LLP and KPMG, the net profits attributable to equity holders of the Company for the accounting year ended 31 December 2016 under the PRC GAAP and the International Financial Reporting Standards were RMB8,814.2909 million and RMB8,520.4260 million respectively. Pursuant to the Company Law of the People’s Republic of China and the Company’s Articles, the Company shall apportion 10% of the net profit attributable to equity holders of the Company for year 2016 based on the calculation according to the PRC GAAP as statutory surplus reserve. There need not be any apportionment when the accumulated statutory surplus reserve is equal to or more than 50% of the registered share capital of the Company. Given that the remaining balance of the statutory surplus reserve of the Company was more than 50% of its registered share capital, there will not be any apportionment of the statutory surplus reserve for 2016. The Company will not apportion any discretionary surplus reserve for 2016.

The Company’s proposed profit distribution plan for 2016 is a cash dividend of RMB0.29 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB4,408.11 million.

2.	Proposal regarding the appointment of the Company’s auditors for 2017

The board of directors (the “Board of Directors”) of the Company proposes to appoint KPMG Huazhen LLP as the Company’s domestic auditors and the auditors for U.S. 20F annual report, and KPMG as the Company’s Hong Kong auditors for 2017 with a total remuneration of RMB44,480,000. In particular, the remuneration for financial audit and  for internal control audit were estimated to be RMB34,380,000 and RMB10,100,000 respectively.

3.
Please refer to the circular of the Company dated 28 April 2017 for details. With respect to the resolution to elect Mr. Zhang Xianzhi as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company, please refer to the supplemental circular of the Company dated 27 May 2017.

SUPPLEMENTAL NOTICE OF THE 2016 ANNUAL GENERAL MEETING

4.	The Second Proxy Form

(1)
The new proxy form for the Annual General Meeting (the “Second Proxy Form”), which supersedes the proxy form for the Annual General Meeting issued by the Company along with the Notice of the Annual General Meeting on 28 April 2017 (the “Proxy Form”), has been prepared and is enclosed with this Supplemental Notice.

(2)
Whether or not you are able to attend the Annual General Meeting, you are requested to complete the accompanying Second Proxy Form in accordance with the instructions printed thereon and return the same to the Company’s H Share Registrar, Hong Kong Registrar Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time appointed for the holding of the Annual General Meeting (i.e. before 9:00 a.m. on 12 June 2017) or any adjournment thereof (as the case may be) (the “Closing Time”). Completion and return of the Second Proxy Form will not preclude the shareholders of the Company from attending and voting in person at the Annual General Meeting or any adjournment thereof.

(3)
H shareholder who has not yet lodged the Proxy Form with the Company’s H Share Registrar is requested to lodge the Second Proxy Form if he/she wishes to appoint a proxy to attend the Annual General Meeting on his/ her behalf. In this case, the Proxy Form should not be lodged with the Company’s H Share Registrar.

(4)	H shareholder who has already lodged the Proxy Form with the Company’s H Share Registrar should note that:

(i)
the Second Proxy Form lodged with the Company’s H Share Registrar before the Closing Time will revoke and supersede the Proxy Form previously lodged by him/her. The Second Proxy Form will be treated as a valid form of proxy lodged by the shareholder if correctly completed;

(ii)
if no Second Proxy Form is lodged with the Company’s H Share Registrar, the Proxy Form will remain valid and effective to the fullest extent applicable if correctly completed. The proxy appointed under the Proxy Form will also be entitled to vote in accordance with the instructions previously given by the shareholder or at his/her discretion (if no such instructions are given) on any resolution properly put to the Annual General Meeting including the Proposal to elect Mr. Zhang Xianzhi as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company which was not set out in the Proxy Form.

SUPPLEMENTAL NOTICE OF THE 2016 ANNUAL GENERAL MEETING

5.	Other Businesses

1.	Shareholders and their proxies who attend shall bear their own accommodation and travelling expenses.

2.	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

Shops 1712-1716, 17/F, Hopewell Centre
183 Queen’s Road East
Hong Kong

3.	The address for contact:

Capital Market Department of
Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District, Beijing 100031,
The People’s Republic of China

4.	Contact Persons:	Zhou Di, Xie Meixin
Contact Telephone No:	(+86) 10 6322 6599 (+86) 10 6322 6590
Facsimile No:	(+86) 10 6641 2321
Email address:	xiemx@hpi.com.cn

5.	Time and dates in this notice are Hong Kong time and dates.

(Stock Code: 902)
Second Proxy Form
Applicable for 2016 Annual General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

Important: If the shareholder(s) of the Company have/has not yet lodged the original proxy form for the 2016 Annual General Meeting (issued by the Company along with, among other things, the notice of the 2016 Annual General Meeting (the “Meeting” or the “Annual General Meeting”) on 28 April 2017) (the “Original Proxy Form”) with the Company or the Company’s H Share Registrar, shareholders are requested to lodge only this Proxy Form (the “Second Proxy Form” or “Proxy Form”), and if the Original Proxy Form has already been lodged, then please note that:

(i)
The Second Proxy Form lodged with the Company’s H Share Registrar by the shareholder not less than 24 hours before the time appointed for the holding of the Meeting (i.e. before 9:00 a.m. on 12 June 2017) will revoke and supersede the Original Proxy Form previously lodged by him/her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

(ii)
If no Second Proxy Form is lodged with the Company’s H Share Registrar by the shareholder, the lodged Original Proxy Form will remain valid and effective to the fullest extent applicable if correctly completed. The authorized proxy of the shareholder holding the Original Proxy Form will be entitled to vote at his/her discretion (if no such instructions are given) on the Proposal  to elect Mr. Zhang Xianzhi as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company which was not set out in the Original Proxy Form.

I (We)(Note 2) ________________________________________________________________________________________________________
of_________________________________________________________________________________________________________________,
Shareholders’ Account: _______________________________________________________________________________________________
and I.D. No.: ________________________________________________________________________________________________________,
being the holder(s) of _________________________________ H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc.
(the “Company”) now appoint (Note 3) _____________________________________________________________________________________
I.D. No.: ___________________________________________________________________________________________________________
(of _______________________________________________________________________________________________________________),
or failing him, the Chairman of the meeting, as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2016 Annual General Meeting to be held at 9:00 a.m. on 13 June 2017 at Conference Room A102, the headquarters of the Company, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his/her own discretion.(Note 6)

ORDINARY RESOLUTIONS		For (Note 4)	Against (Note 4)
1.	To consider and approve the working report from the Board of Directors of the Company for 2016
2.	To consider and approve the working report from the Supervisory Committee of the Company for 2016
3.	To consider and approve the audited financial statements of the Company for 2016
4.	To consider and approve the profit distribution plan of the Company for 2016
5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2017
SPECIAL RESOLUTIONS		For (Note 4)	Against (Note 4)
6.	To consider and approve the proposal regarding the issue of short-term debentures by the Company
7.	To consider and approve the proposal regarding the issue of super short-term debentures by the Company
8.	To consider and approve the proposal regarding the issue of debt financing instruments (by way of non-public placement)
9.	To consider and approve the proposal regarding the granting of the general mandate of issue domestic and/or overseas debt financing instruments
10.	To consider and approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares

ORDINARY RESOLUTIONS		For (Note 4)	Against (Note 4)
11.	To consider and approve the proposal regarding the election of the new session of the Board of Directors of the Company
11.01 To elect Mr. CAO Peixi as the Executive Director of the Ninth Session of the Board of Directors of the Company
11.02 To elect Mr. GUO Junming as the Non-executive Director of the Ninth Session of the Board of Directors of the Company
11.03 To elect Mr. LIU Guoyue as the Executive Director of the Ninth Session of the Board of Directors of the Company
11.04 To elect Mr. FAN Xiaxia as the Executive Director of the Ninth Session of the Board of Directors of the Company
11.05 To elect Mr. HUANG Jian as the Non-executive Director of the Ninth Session of the Board of Directors of the Company
11.06 To elect Mr. WANG Yongxiang as the Non-executive Director of the Ninth Session of the Board of Directors of the Company
11.07 To elect Mr. MI Dabin as the Non-executive Director of the Ninth Session of the Board of Directors of the Company
11.08 To elect Mr. GUO Hongbo as the Non-executive Director of the Ninth Session of the Board of Directors of the Company
11.09 To elect Mr. CHENG Heng as the Non-executive Director of the Ninth Session of the Board of Directors of the Company
11.10 To elect Mr. LIN Chong as the Non-executive Director of the Ninth Session of the Board of Directors of the Company
11.11 To elect Mr. YUE Heng as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company
11.12 Resolution withdrawn
11.13 To elect Mr. XU Mengzhou as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company
11.14 To elect Mr. LIU Jizhen as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company
11.15 To elect Mr. XU Haifeng as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company
11.16 To elect Mr. Zhang Xianzhi as the Independent Non-executive Director of the Ninth Session of the Board of Directors of the Company
12.	To consider and approve the proposal regarding the election of the new session of the Supervisory Committee of the Company
12.01 To elect Mr. YE Xiangdong as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company
12.02 To elect Mr. MU Xuan as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company
12.03 To elect Mr. ZHANG Mengjiao as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company
12.04 To elect Mr. GU Jianguo as the Shareholder Supervisor of the Ninth Session of the Supervisory Committee of the Company

Date:	2017	Signature:	(Note 5)
Notes:
1.
Please insert the number of H Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed  to relate to all of the H Shares in the share capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.
3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the 2016 Annual General Meeting will act as your proxy. One or  more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “✓” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “✓” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrars Limited, at least 24 hours before the time designated for the holding of the 2016 Annual General Meeting (i.e. before 9:00 a.m. on 12 June 2017).

* Please delete as appropriate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     June 5, 2017